Antisoma appoints Michael Lewis as a Non-Executive Director

9 July 2008 London, UK: Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces the appointment of Mr Michael Lewis as a Non-Executive Director with immediate effect.

Mr Lewis is currently President for Europe, Middle East and Africa and was also Head of Global Marketing for the medical device company Gambro, with responsibility for USD 1.3 billion in sales and 1,000 staff. Before joining Gambro in 2002, he was CEO and Managing Director of Sybron, a specialist dental business based in Switzerland with 350 staff and a turnover in excess of USD 70 million. Mr Lewis has also held senior commercial positions at Boston Scientific International in Paris and Bard International in New Jersey.

Commenting on the appointment, Dr Barry Price, Chairman of Antisoma, said: "We are delighted to welcome Michael to our Board. His extensive experience in international healthcare marketing will be invaluable to Antisoma as we transition the business from drug development to commercialising our products over the coming years".

With regard to Mr Lewis's appointment, there are no disclosures required under paragraph 9.6.13 of the Listing Rules of the U.K. Listing Authority.

Enquiries:

Glyn Edwards, CEO
Daniel Elger, Director of Communications
Antisoma plc +44 (0)7909 915 068

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications +44 (0)20 7466 5000

Brian Korb
The Trout Group +1 646 378 2923

Background on Antisoma
Headquartered in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information.

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Early findings show promise as AS1411 AML study proceeds to higher-dose stage

London, UK: 07 July 2008 – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces initial findings from its phase II trial of AS1411 in relapsed and refractory AML (acute myeloid leukaemia).

- Patient enrolment has been completed in the first ('lower dose') stage of the trial, in which 33 patients were randomly assigned to be treated with either 10 mg/kg/day AS1411 plus cytarabine or cytarabine alone

- The addition of AS1411 at this dose to cytarabine was well tolerated

- Activity data are currently available from 16 patients:

    - Among 11 patients who received AS1411 plus cytarabine, one had a complete response (CR) and one had a complete response with incomplete recovery of platelet counts (CR_P); a third patient had a 'cytogenetic response' but had leukaemic blasts remaining

    - Among five patients who received cytarabine alone, none had a CR, none had a CR_P and there were no cytogenetic responses

    - Patients who did not respond to cytarabine alone could be 'crossed over' to receive AS1411 plus cytarabine; two of the first five patients crossed over, one of whom showed a 90% reduction in leukaemic blast count after treatment with the combination

Dr Robert Stuart of the Medical University of South Carolina, an investigator in the trial, said: "The initial findings from the AML phase II trial encourage us to treat more patients and in particular to test the potential of using a four-fold higher dose of AS1411 in this setting."

Patients are now being enrolled into the second ('higher dose') stage of the trial, which compares 40 mg/kg/day AS1411 plus cytarabine with cytarabine alone.

Glyn Edwards, Antisoma's CEO, added: "There is a great need for new treatments in AML, especially for patients with relapsed and refractory disease where response rates have historically been very poor. We are excited about the potential of AS1411 in this indication, and look forward to seeing more extensive data including that from patients receiving a higher dose of the drug."

Further data from the AML phase II trial will be submitted for presentation at forthcoming medical conferences. A second phase II trial of AS1411, in patients with renal cancer, is expected to start before the end of this year.

Enquiries:

Glyn Edwards, CEO
Daniel Elger, Director of Communications — +44 (0)7909 915 068
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich — +44 (0)20 7466 5000
Buchanan Communications

Brian Korb — +1 646 378 2923
The Trout Group

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

AS1411

Aptamers are short pieces of DNA or RNA that can fold into stable, three-dimensional structures capable of interacting with particular target proteins. AS1411 is the first aptamer to be tested as a treatment for cancer. It binds to the protein nucleolin, which is found on the surface of cancer cells. It is then internalised and has been shown to kill cancer cells from a variety of cell lines. The drug has also shown anti-cancer effects in animal models and promising signs of anti-cancer activity in the clinic. AS1411 was originally developed by Dr Paula Bates, Dr John Trent and Prof. Donald Miller at the University of Alabama and then at the University of Louisville. Antisoma added AS1411 to its pipeline when it acquired the Louisville-based company Aptamera Inc. in February 2005.

Design of the AS1411 AML study

Patients in the phase II study receive either AS1411 for seven days as a continuous intravenous infusion combined with high-dose (1.5 g/m^2 every 12 hours) cytarabine for the final four days, or high-dose cytarabine alone for four days. The study is being conducted in two stages: in the first stage, patients were randomised to cytarabine or cytarabine plus 10 mg/kg/day AS1411 (the lower-dose cohort); in the second part, which is now underway, patients are being randomised to cytarabine or cytarabine plus 40 mg/kg/day AS1411 (the higher-dose cohort).

About AML (acute myeloid leukaemia)

AML is a type of cancer in which the bone marrow makes abnormal and immature blood cells, eventually leading to bone marrow failure. The American Cancer Society estimates that there will be over 13,000 new cases of AML diagnosed this year in the US alone (American Cancer Society: Facts and Figures 2007. Atlanta, Georgia: American Cancer Society, 2007).

Response terminology

In the AS1411 phase II trial, responses to treatment (CR or CR_P) were defined using the standard approach applied in leukaemia studies (Cheson, BD *et al.* J. Clin. Oncol. 2003; 21:4642-9). A CR (complete response) requires the disappearance of all signs of leukaemia. In general, patients who experience CRs may be more likely to be eligible for follow-on treatment and have more favourable survival rates than patients who do not experience a response. A CR_P is recorded when signs of leukaemia disappear but the patient's platelet counts do not fully recover.

Among the patients for whom data are currently available from the AS1411 phase II study, one patient who did not have a CR or CR_P had a 'cytogenetic response.' This means that leukaemic cells were still present but that the specific chromosomal abnormalities detected at diagnosis were no longer apparent after treatment.

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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